UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number: 001-36195

SUNGY MOBILE LIMITED

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Tel: (+86 20) 6681-5066

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sungy Mobile Limited

By:	/s / Yuqiang Deng
Name:	Yuqiang Deng
Title:	Chairman and Chief Executive Officer

Date: March 19, 2015

EXHIBIT INDEX

Page
Exhibit 99.1 – Press release	4

Exhibit 99.1

Sungy Mobile Reports Fourth Quarter and Full Year 2014 Unaudited Financial Results

Conference Call to be Held at 9:00 PM U.S. Eastern Time on March 18, 2015

Guangzhou, China, March 18, 2015 – Sungy Mobile Limited (NASDAQ: GOMO) (“Sungy Mobile” or the “Company”), a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2014.

Fourth Quarter 2014 Highlights

•	Total average monthly active users (MAU) of GO series products increased by 18.3% year over year to 111 million in the fourth quarter 2014 from 94 million in the prior year period.

Full Year 2014 Highlights

•	Total revenue increased by 12.3% to RMB369.2 million (US$59.5 million) from RMB328.8 million in the prior year.

•	Revenue from mobile application products and services increased by 21.9% to RMB186.9 million (US$30.1 million) from RMB153.4 million in the prior year.

Mr. Yuqiang Deng, chief executive officer of Sungy Mobile, stated, “In 2014, we continued to expand our business, as evidenced by our popular GO series products experiencing over 18% year-over-year growth in average MAUs to approximately 111 million in the fourth quarter of 2014. Our temporarily shift in focus from monetization to marketing and product development resulted in an expected slowdown in revenue as we realign our strategy towards strengthening and expanding our user base and portfolio of products. We believe that these initiatives have begun to take hold but will require some time before bearing fruit. Looking ahead, we will continue to explore new engines of growth that can leverage our massive user base and we are confident in our ability to further expand our global footprint and achieving our long-term goals.”

Mr. Longfei Zhou, chief financial officer of Sungy Mobile, stated, “For the fourth quarter of 2014, we were pleased to deliver revenue which met our prior guidance. The second half of 2014 was characterized by a strategic reallocation of resources towards selling and marketing, as well as product development efforts. Despite incurring costs from these necessary investments, we were able to maintain operating expenses at a reasonable level. Looking ahead, with a growing user base, concrete action plans and focused execution, we remain confident in the long-term viability of our business and ability to deliver value to our shareholders.”

Fourth Quarter 2014 Financial Results

REVENUE

Total revenue for the fourth quarter of 2014 was RMB75.1 million (US$12.1 million), as compared to RMB98.9 million in the prior year period. Total revenue, excluding the impact of the GetJar acquisition, for the fourth quarter of 2014 was RMB71.9 million (US$11.6 million), as compared to RMB98.9 million in the prior year period.

Revenue from mobile application products and services was RMB36.4 million (US$5.9 million) in the fourth quarter of 2014, compared to RMB50.9 million in the prior year period. This decrease was mainly due to the shift of focus from monetization activities to improving user experience.

Revenue from mobile reading services was RMB18.6 million (US$3.0 million) in the fourth quarter of 2014, as compared to RMB26.3 million in the prior year period, primarily due to fewer purchases of the Company’s online literary content.

Revenue from mobile portal marketing service was RMB13.6 million (US$2.2 million) in the fourth quarter of 2014, as compared to RMB14.5 million in the prior year period, primarily due to the expected on-going shift in advertisers’ preferred mobile marketing medium to personal mobile applications and away from mobile internet portals.

Revenue from others, which are primarily revenue from mobile games, was RMB6.5 million (US$1.0 million) in the fourth quarter of 2014, as compared to RMB7.2 million in the prior year period.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues was RMB30.6 million (US$4.9 million) in the fourth quarter of 2014, as compared to RMB24.7 million in the prior year period. This increase was primarily attributable to increased distribution fees, the amortization of intangible assets associated with the GetJar acquisition, as well as content acquisition costs.

Gross profit was RMB44.6 million (US$7.2 million) in the fourth quarter of 2014, as compared to RMB74.2 million in the prior year period. Gross margin was 59.3% in the fourth quarter of 2014, as compared to 75.1% in the prior year period. Gross profit, excluding the impact of the GetJar acquisition, was RMB45.7 million (US$7.4 million) in the fourth quarter of 2014, as compared to RMB74.2 million in the prior year period. Gross margin, excluding the GetJar acquisition, was 63.5% in the fourth quarter of 2014, as compared to 75.1% in the prior year period. The decrease in gross margin was mainly due to the higher content acquisition costs within the mobile reading services business, as well as amortization of intangible assets associated with the Getjar acquisition.

OPERATING INCOME (LOSS) AND EXPENSES

Total operating expenses for the fourth quarter of 2014 were RMB123.1 million (US$19.8 million), as compared to RMB52.8 million in the prior year period.

•	Research and development expenses were RMB25.1 million (US$4.1 million) in the fourth quarter of 2014, as compared to RMB17.1 million in the prior year period. This increase was primarily due to the headcount expansion in research and development department and the increased staff-related costs as a result of the GetJar acquisition.

•	Selling and marketing expenses were RMB54.9 million (US$8.8 million) in the fourth quarter of 2014, as compared to RMB12.4 million in the prior year period. This increase was primarily due to the Company’s marketing, commercialization and promotion efforts to drive new product adoption globally.

•	General and administrative expenses were RMB43.1 million (US$6.9 million) in the fourth quarter of 2014, as compared to RMB23.3 million in the prior year period. This increase was primarily attributable to increased share-based compensation costs.

Operating loss in the fourth quarter of 2014 was RMB78.5 million (US$12.7 million), compared with operating income of RMB21.4 million in the prior year period. Operating loss, excluding the impact of the GetJar acquisition, was RMB67.8 million (US$10.9 million), as compared to operating income of RMB21.4 million in the prior year period. The operating margin, excluding the impact of the GetJar acquisition, was negative 94.3%, as compared to 21.6% in the prior year period. The decrease in the operating margin, excluding the impact of the GetJar acquisition, was primarily due to the increased share-based compensation costs, increased marketing expenses to drive new product adoption globally, and increased staff-related costs in the R&D expenses.

NET INCOME (LOSS)

Net loss was RMB72.9 million (US$11.7 million) in the fourth quarter of 2014, as compared to net income of RMB30.8 million in the prior year period. Net loss, excluding the impact of the GetJar acquisition, was RMB62.0 million (US$10.0 million), as compared to net income of RMB30.8 million in the prior year period. Net margin, excluding the impact of the GetJar acquisition, was negative 86.4% in the fourth quarter of 2014, as compared to 31.2% in the prior year period.

Adjusted EBIT1 was negative RMB46.1 million (US$7.4 million) in the fourth quarter of 2014, as compared to RMB34.9 million in the prior year period. Adjusted EBIT margin2 was negative 61.3% in the fourth quarter of 2014, as compared to 35.3% in the prior year period.

Adjusted net loss3 was RMB46.5 million (US$7.5 million) in the fourth quarter of 2014, as compared to adjusted net income of RMB44.1 million in the prior year period. Adjusted net margin4 was negative 61.9% in the fourth quarter of 2014, as compared to 44.6% in the prior year period.

NET INCOME (LOSS) PER ADS

Diluted loss per ADS5 in the fourth quarter of 2014 was RMB2.22 (US$0.36), as compared to diluted earnings per ADS of RMB0.76 in the prior year period.

Adjusted diluted loss per ADS6 in the fourth quarter of 2014 was RMB1.41 (US$0.23), as compared to adjusted diluted earnings per ADS of RMB1.19 in the prior year period.

CASH AND CASH EQUIVALENTS AND TIME DEPOSITS BALANCE

As of December 31, 2014, the Company had cash and cash equivalents of RMB172.2 million (US$27.8 million) and time deposits of RMB424.0 million (US$68.3 million), respectively.

[1]	Adjusted earnings before interest and tax, or adjusted EBIT, is a non-GAAP financial measure, which is defined as net income or loss excluding interest income, income tax expense or benefit, share-based compensation costs and change in fair value of warrants.
[2]	Adjusted EBIT margin is a non-GAAP financial measure, which is defined as adjusted EBIT as a percentage of total revenues.
[3]	Adjusted net income (loss) is a non-GAAP financial measure, which is defined as net income (loss) excluding share-based compensation costs.
[4]	Adjusted net margin is a non-GAAP financial measure, which is defined as adjusted net income (loss) as a percentage of total revenues.
[5]	ADS is American Depositary Share. Each ADS represents six Class A ordinary shares of the Company. Diluted earnings (loss) per ADS is net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS.
[6]	Adjusted diluted earnings (loss) per ADS is a non-GAAP financial measure, which is defined as adjusted net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS.

Full Year 2014 Financial Results

For the full year of 2014, total revenues increased by 12.3% to RMB369.2 million (US$59.5 million) from RMB328.8 million in the prior year. Total revenues, excluding the impact of the GetJar acquisition, for the full year of 2014 were RMB351.0 million (US$56.6 million), as compared to RMB328.8 million in the prior year.

Revenues from mobile application products and services increased by 21.9% to RMB186.9 million (US$30.1 million) from RMB153.4 million in the prior year. This increase was primarily driven by a year-over-year increase in marketing revenues related to GO series products of 47.4% to RMB131.3 million (US$21.2 million) from RMB89.1 million in the prior year.

Revenues from mobile reading services were RMB85.0 million (US$13.7 million) as compared to RMB99.8 million in the prior year, primarily due to fewer purchases of the Company’s online literary content.

Revenues from mobile portal marketing service increased to RMB55.4 million (US$8.9 million) from RMB52.2 million in the prior year.

Revenues from others increased by 78.5% to RMB41.9 million (US$6.8 million) from RMB23.5 million in the prior year, primarily attributable to the increase in revenues from mobile games.

Gross profit increased to RMB235.2 million (US$37.9 million) from RMB234.7 million in the prior year. Gross margin was 63.7%, as compared to 71.4% in the prior year. Gross profit, excluding the impact of the GetJar acquisition, was RMB235.5 million (US$38.0 million), as compared to RMB234.7 million in the prior year. Gross margin, excluding the impact of the GetJar acquisition, was 67.1%, as compared to 71.4% in the prior year. The decrease in gross margin was mainly due to the higher content acquisition costs within the mobile reading services business, as well as amortization of intangible assets associated with the Getjar acquisition.

Operating loss for the full year of 2014 was RMB78.5 million (US$12.7 million), as compared to operating income of RMB89.5 million in the prior year. Operating loss, excluding the impact of the GetJar acquisition, was RMB46.3 million (US$7.5 million), as compared to operating income of RMB89.5 million in the prior year. Operating margin was negative 21.3% in the full year of 2014 as compared to 27.2% in the prior year. The operating margin, excluding the impact of the GetJar acquisition, was negative 13.2% as compared to 27.2% in the prior year. The decrease in operating margin was primarily due to the increased share-based compensation costs, increased marketing expenses to drive new product adoption globally, and increased staff-related costs in the R&D expenses.

Net loss for the full year of 2014 was RMB47.7 million (US$7.7 million), as compared to net income of RMB91.8 million in the prior year. Net loss, excluding the impact of the GetJar acquisition, was RMB15.4 million (US$2.5 million), as compared to net income of RMB91.8 million in the prior year. Net margin for the full year of 2014, excluding the impact of the GetJar acquisition, was negative 4.4% as compared to 27.9% in the prior year.

Adjusted EBIT was RMB1.6 million (US$0.3 million) in the full year of 2014, as compared to RMB107.7 million in the prior year. Adjusted EBIT margin was 0.4% for the full year of 2014, as compared to 32.8% in the prior year.

Adjusted net income was RMB17.3 million (US$2.8 million), as compared to RMB109.6 million in the prior year. Adjusted net margin was 4.7% for the full year of 2014, as compared to 33.3% in the prior year.

Diluted loss per ADS for the full year of 2014 was RMB1.42 (US$0.23), as compared to diluted earnings per ADS of RMB1.62 in the prior year.

Adjusted diluted earnings per ADS for the full year of 2014 was RMB0.52 (US$0.08), as compared to RMB2.33 in the prior year.

SHARES OUTSTANDING7

As of December 31, 2014, the Company had a total of 189.4 million ordinary shares outstanding, or the equivalent of 31.6 million ADSs outstanding, comprised of 66,236,886 Class A ordinary shares and 123,172,962 Class B ordinary shares8.

Business Outlook

For the first quarter of 2015, the Company expects its total revenues to be between RMB42 million and RMB46 million. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Tuesday, March 18, 2015 at 9:00 pm Eastern Time or Wednesday, March 19, 2015 9:00 am Beijing Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

United States (Toll Free):	1-888-346-8982
International:	1-412-902-4272
China (Toll Free):	4001-201203
China:	86-105-357-3132
Hong Kong (Toll Free):	800-905945
Hong Kong:	852-301-84992

To join the conference, please inform the operator you are joining the “Sungy Mobile conference call.”

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.sungymobile.com/ or http://ir.gomo.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.2046 to US$1.00, the noon buying rate in effect on December 31, 2014 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

[7]	Shares outstanding excluded the bulk shares issued for the future exercise of options, which were 629,502 shares as of December 31, 2014.
[8]	Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

About Sungy Mobile Limited

Sungy Mobile Limited is a leading provider of mobile internet products and services globally with a focus on applications and mobile platform development. Sungy Mobile’s platform product, GO Launcher EX, manages apps, widgets and functions on Android smartphones and serves as users’ first entry point to their phones; it is the mobile access point from which many Android users are able to find new and innovative ways to customize their experience, download apps and interact with their mobile devices every day.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: Sungy Mobile’s growth strategies; Sungy Mobile’s ability to retain and increase its user base and expand its product and service offerings; Sungy Mobile’s ability to monetize its platform; Sungy Mobile’s future business development, financial condition and results of operations; competition from companies in a number of industries including internet companies that provide mobile internet portal services and operate mobile reading services; expected changes in Sungy Mobile’s revenues and certain cost or expense items; and general economic and business condition globally and in China. Further information regarding these and other risks is included in Sungy Mobile’s filings with the U.S. Securities and Exchange Commission. Sungy Mobile does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Sungy Mobile’s consolidated financial information presented in accordance with U.S. GAAP, Sungy Mobile uses adjusted EBIT, adjusted EBIT margin, adjusted net income (loss), adjusted net margin and adjusted diluted earnings (loss) per ADS, which are non-GAAP financial measures.

Adjusted earnings (loss) before interest and tax, or adjusted EBIT, is net income or loss excluding interest income, income tax expense or benefit, share-based compensation costs and change in fair value of warrants. Adjusted EBIT margin is adjusted EBIT as a percentage of total revenues. Adjusted net income is net income (loss) excluding share-based compensation costs. Adjusted net margin is adjusted net income (loss) as a percentage of total revenues. Adjusted diluted earnings (loss) per ADS is adjusted net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS.

The Company believes that separate analysis and exclusion of interest income, income tax expense or benefit, share-based compensation costs and change in fair value of warrants adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of interest income, income tax expense or benefit, share-based compensation costs and change in fair value of warrants, which have been and will continue to be significant recurring factors in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Sungy Mobile Limited Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

ICR, Inc.

Chenjiazi Zhong

Tel: +1-646-417-5388

Email: IR@sungymobile.com

SUNGY MOBILE LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of ADSs and per ADS data)

	Three Months Ended			Twelve Months Ended
	December 31, 2013	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$	RMB	RMB	US$

Revenues	98,850	75,137	12,110	328,843	369,220	59,507
Cost of revenues	(24,660)	(30,567)	(4,927)	(94,145)	(134,038)	(21,603)

Gross profit	74,190	44,570	7,183	234,698	235,182	37,904

Research and development expenses	(17,128)	(25,132)	(4,050)	(46,641)	(89,679)	(14,454)
Selling and marketing expenses	(12,417)	(54,890)	(8,846)	(47,294)	(104,196)	(16,793)
General and administrative expenses	(23,254)	(43,094)	(6,946)	(51,246)	(119,855)	(19,317)

Operating income (loss)	21,391	(78,546)	(12,659)	89,517	(78,548)	(12,660)

Share of losses of equity method investments	—	(514)	(83)	—	(623)	(100)
Investment income	192	231	37	361	9,381	1,512
Interest income	113	6,620	1,067	280	29,389	4,737
Other income	—	6,407	1,033	—	6,407	1,033

Income (loss) before income taxes	21,696	(65,802)	(10,605)	90,158	(33,994)	(5,478)

Income tax benefit (expense)	9,139	(7,072)	(1,140)	1,657	(13,674)	(2,204)

Net income (loss)	30,835	(72,874)	(11,745)	91,815	(47,668)	(7,682)

Net loss attributable to noncontrolling interests	—	505	81	—	505	81
Net income (loss) attributable to Sungy Mobile Limited	30,835	(72,369)	(11,664)	91,815	(47,163)	(7,601)

Accretion of redeemable convertible preferred shares	(7,714)	—	—	(50,711)	—	—

Net income (loss) applicable to common stock	23,121	(72,369)	(11,664)	41,104	(47,163)	(7,601)

Net income (loss)	30,835	(72,874)	(11,745)	91,815	(47,668)	(7,682)
Other comprehensive income
Unrealized gains on available-for-sale investments	—	11,213	1,807	—	11,213	1,807
Foreign currency translation adjustment, net of nil income taxes	(5,759)	(2,967)	(478)	4,686	3,423	551

Comprehensive income (loss)	25,076	(64,628)	(10,416)	96,501	(33,032)	(5,324)

Earnings (loss) per ADS
- Basic	0.85	(2.22)	(0.36)	1.70	(1.42)	(0.23)
- Diluted	0.76	(2.22)	(0.36)	1.62	(1.42)	(0.23)

Weighted average number of ADS used in calculating earnings (loss) per ADS
- Basic	19,090,855	32,654,877	32,654,877	11,275,557	33,251,498	33,251,498
- Diluted	21,436,030	32,654,877	32,654,877	11,825,035	33,251,498	33,251,498

SUNGY MOBILE LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	759,388	172,246	27,761
Time deposits	—	424,000	68,336
Short-term investments	12,500	20,000	3,223
Accounts receivable, net	84,345	72,566	11,696
Prepaid expenses and other current assets	14,546	35,123	5,661
Deferred income tax assets	16,421	10,729	1,729

Total current assets	887,200	734,664	118,406

Property and equipment, net	9,215	16,851	2,716
Intangible assets, net	2,071	26,711	4,305
Goodwill	—	11,256	1,814
Long-term investments	—	92,282	14,873
Deferred income tax assets	—	1,960	316
Other non-current assets	4,518	9,657	1,557

Total assets	903,004	893,381	143,987

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	9,355	10,633	1,714
Accrued expenses and other current liabilities	50,798	89,621	14,444
Income tax payable	7,861	16,074	2,590

Total current liabilities	68,014	116,328	18,748
Deferred income tax liabilities	—	2,587	417
Other non-current liabilities	—	2,258	364

Total liabilities	68,014	121,173	19,529

Shareholders’ equity:
Class A ordinary shares	36	41	7
Class B ordinary shares	97	86	14
Treasury shares	—	(2,852)	(460)
Additional paid-in capital	1,111,259	1,084,367	174,768
Accumulated other comprehensive income	45,022	59,658	9,615
Accumulated deficit	(321,424)	(368,587)	(59,405)

Total Sungy Mobile Limited shareholders’ equity	834,990	772,713	124,539
Noncontrolling interests	—	(505)	(81)

Total shareholders’ equity	834,990	772,208	124,458

Total liabilities and shareholders’ equity	903,004	893,381	143,987

SUNGY MOBILE LIMITED

Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of ADSs and per ADS data)

	Three Months Ended			Twelve Months Ended
	December 31, 2013	December 31, 2014	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2014
	RMB	RMB	US$	RMB	RMB	US$

Net income (loss)	30,835	(72,874)	(11,745)	91,815	(47,668)	(7,682)
Deduct: interest income	(113)	(6,620)	(1,067)	(280)	(29,389)	(4,737)
Add back: income tax expense (benefit)	(9,139)	7,072	1,140	(1,657)	13,674	2,204
Add back: share-based compensation costs	13,284	26,370	4,250	17,823	64,972	10,471

Adjusted EBIT	34,867	(46,052)	(7,422)	107,701	1,589	256

Total revenues	98,850	75,137	12,110	328,843	369,220	59,507

Adjusted EBIT margin	35.3%	(61.3%)		32.8%	0.4%

Net income (loss)	30,835	(72,874)	(11,745)	91,815	(47,668)	(7,682)
Add back: share-based compensation costs	13,284	26,370	4,250	17,823	64,972	10,471

Adjusted net income (loss)	44,119	(46,504)	(7,495)	109,638	17,304	2,789

Total revenues	98,850	75,137	12,110	328,843	369,220	59,507

Adjusted net margin	44.6%	(61.9%)		33.3%	4.7%

Adjusted net income (loss)	44,119	(46,504)	(7,495)	109,638	17,304	2,789
Add back: Net loss attributable to noncontrolling interests	—	505	81	—	505	81
Deduct: Accretion of redeemable convertible preferred shares	(7,714)	—	—	(50,711)	—	—
Deduct: Allocation of Adjusted net income to participating redeemable convertible preferred shares	(10,906)	—	—	(31,401)	—	—

Adjusted net income (loss) attributable to ordinary shareholders	25,499	(45,999)	(7,414)	27,526	17,809	2,870

Adjusted diluted earnings (loss) per ADS	1.19	(1.41)	(0.23)	2.33	0.52	0.08

Weighted average number of ADS used in calculating adjusted earnings (loss) per ADS	21,436,030	32,654,877	32,654,877	11,825,035	34,336,696	34,336,696